Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

CORVIS CORPORATION (the “Corporation”), a corporation organized and existing under and by virtue of The General Corporation Law of the State of Delaware, as amended (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon has approved resolutions proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation.

RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be amended to add the following paragraph to Article IV of the Corporation’s Amended and Restated Certificate of Incorporation:

Effective at 4:30 p.m. Eastern Standard Time on the date of filing of this Certificate of Amendment with the Delaware Secretary of State, every twenty outstanding shares of Common Stock will be combined into and automatically become one (1) outstanding share of Common Stock. The authorized shares of Common Stock of the Corporation and the par value per share shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing split and each fractional share resulting from such aggregation of shares of Common Stock held by a stockholder shall be rounded down to the nearest whole share. In lieu of any interest in a fractional share of Common Stock to which a stockholder would otherwise be entitled as a result of the foregoing split, the Corporation shall pay a cash amount to such stockholder equal to the fair value of such fractional share as of the effective date of the foregoing split.

SECOND: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242(b) of the DGCL.

THIRD: That this Certificate of Amendment shall be effective at 4:30 p.m., Eastern Standard Time, on October 7, 2004.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 6th day of October, 2004.

CORVIS CORPORATION

By:	/S/ David Mace Roberts
Name:	David Mace Roberts
Title:	Assistant Secretary